Wallace A. Glausi

Attorney At Law

550 Park Avenue, Suite 220

Portland, OR 97205

(503) 515-3657

June 12, 2020

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

Re	LB 1 LLC
Response to Comments on Offering Statement on Form 1-A Filed January 30, 2020 File No. 024-11147

Dear Examiners,

Below are our comments, in bold type, to your letter of May 29, 2020.

Amendment No. 1 to Offering Statement on Form 1-A filed May 14, 2020

General

1.

We note your response to comment 2 and revised disclosure on page 6. Please revise to disclose the information required by Item 14(b) of Form 1-A. In this regard we note, that based on the secured promissory note interest will be due and paid in full on maturity unless prepaid by you prior to maturity.

ANSWER: We have followed the instructions required by Item 14(b) of Form 1-A on page 6 of the Offering Circular and have added the material terms of the Notes.

Additionally, we note the risk factor on page 19, regarding the cash-out provision and the automatic extension if the note holder does not provide 90 days’ notice.

ANSWER: Pursuant to the instructions in Item 14(b) of Form 1-A, we have added the information regarding the 90-day cash out notice to the list of required information on page 6 of the Offering Circular.

Also, pursuant to the intercreditor security agreement note holders acknowledge that the security for the notes is a prorated interest in the shares of the company. Your revised disclosure should address the material terms of the notes being offered. In this regard, we note on page 22 that you intend to provide note holders with annualized returns that will vary from time to time. Please tell us whether you intend to change the interest rates of your notes based on the performance of your operations.

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

June 12, 2020

ANSWER: The Intercreditor Security Agreement has been amended to show that the security/collateral is all the assets of the Company/Fund and the ownership interests of the Company/Fund. (Page 6 of the Offering Circular and the Intercreditor Security Agreement).

We have also added the material terms of the Notes in the Offering Circular on Page 6.

We have also modified the Offering Circular in that we do NOT intend to offer annualized returns that will vary and we do NOT intend on changing interest rates based on the performance of operations (page 23 of the Offering Circular).

2.

We note your response to comment 8 and revised disclosure on page 6. We continue to note that you have limited assets and no revenues or operating history. It remains unclear on what basis you state that returns are "expected to be in the range from 6% to 9%." Please remove the target returns.

ANSWER: This has been removed.

3.

We note your revised disclosure and response to comments 3 and 8, including your statement that you have business relationships with approximately 200 financial institutions and plan to "secure a loan package of about 320 loans valued at approximately $20M." Please revise page 22 to address your planned operations.

ANSWER: Please see Schedule A, attached hereto and added to Page 22 in the Offering Circular.

Additionally, please provide narrative disclosure of your prior performance. For example, please provide disclosure related to compensation and prior performance in accordance with Guide 5, as applicable. Please refer to Release No. 33-6900 (June 17, 1991) and Item 7(c) of Part II of Form 1-A, and CF Disclosure Guidance Topic No. 6.

ANSWER: Please see Schedule A. This was added to Page 22 as to prior performance.

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

June 12, 2020

Plan of Operation, page 22

4.

We note your revised disclosure and response to comments 2 and 4. Please revise to provide detailed disclosure of your management strategy, including with respect to trading, leverage and your financing strategy. For example, it is unclear if and how you intend to match assets and liabilities with respect to interest rate and maturity. It is also unclear if and how you plan to actively trade in mortgage securities, acquire and manage a portfolio of mortgage securities or conduct other operations.

ANSWER: Please see additions to Page 22 of the Offering Circular, and Schedule A attached hereto.

The Company does NOT intend on matching assets and liabilities with respect to interest and maturity, and does NOT intend on actively trading in mortgage securities. As expressed, the Plan is to acquire a portfolio of mortgages and other loans, as well as the origination of mortgages and loans, that meet our operational and risk criteria and to manage those assets in order to provide the stated returns to our Note Holders.

Audited Financial Statements, page 39

5.	We note your disclosure on page 23 and 44 that the Company’s fiscal year-end is December 31. Please revise your filing to update your financial statements through December 31, 2019. See Form 1-A, Part F/S (b)(3)(A) and (4).

ANSWER: Done.

Part III - Exhibits, page 48

6.

We note that the last sentence of the accountant’s consent (Exhibit 11.2) refers to the financial statements of Own Our Own Fund I, LLC instead of LB 1 LLC. Please have your accountant revise his consent to correct this discrepancy.

ANSWER: Done.

Respectfully submitted,

Attorney at Law

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

June 12, 2020

SCHEDULE A

Over the past 12+ years in the Mortgage Backed Securities industry, Amed and Rochelle Hazel (the principals of the Manager) have become qualified and verified buyers and have developed buying/selling relationships with many banks, hedge funds, private equity firms and other financial institutions and sellers of loans and mortgage related assets. Because of those relationships and our reputation in the industry, as a company that has the ability to close (complete deals), which is rare, many of these local institutions actively seek Amed and Rochelle out when they are looking to liquidate their assets for cash value.

The deals and opportunities usually come to the Manager as a portfolio, which is initially shown in an email as an Excel Spreadsheet. This allows the Manager to investigate and evaluate which deals to consider. Historically, the Manager will make its initial decisions based on the states the assets are in. There are certain states we prefer to do business in over others. For example, New York and New Jersey are states that we do not typically purchase Notes/Loans in based on the long foreclosure times (sometimes 5-7 years). Michigan is another state that we historically do not purchase in based on their economic, environmental and water issues as well as their Foreclosure Redemption Laws.

Once the spreadsheet is received, the Management team start with macro due-diligence where we look at certain criteria for the Notes/Loans such as State, Unpaid Principle Balance (UPB), Value, Urban or Rural area, Bankruptcy, how long it’s been non-performing, judicial or non-judicial states, etc. Other things Management look at during this time include back or overdue taxes, liens and judgements, municipal liens, subsequent mortgages. The Manager then uses this information to make a determination on whether to move to the next phase of evaluating the Notes/Loans themselves.

The next phase is what the Manager calls “micro due diligence”. This is where we look at information in deeper detail such as: a close evaluation of the Property, the Person (the Borrower) and the Paper (the Notes/Loans). At this point there is a review of whether the Property is vacant or owner occupied, whether the Borrower is living or deceased and whether the Paper/collateral file is intact; all documents are present, complete and signed in original ink.

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

June 12, 2020

There are certain things that may disqualify a Note from being purchased for the benefit of investors. Those things could include:

1.	a property that is too rural as they are difficult to liquidate,

2.	a property that is in extreme disrepair as developmental projects are not our preference,

3.	a property where the structure no longer exists even if there is still an existing mortgage,

4.	a property that is in an urban, war-zone

Note: Whether a Borrower is currently (at the time of evaluation or purchase) paying or not paying their unpaid principle balance is not a factor as to whether it might be prudent to purchase the Note/Loan.

Once the Manager has evaluated on the macro and micro levels, we then move to the purchase process. Here is where we begin to make offers and negotiate. The Manager always looks to purchase at deep discounts. The amount of such purchase is undefined because each seller has its own unique selling criteria. However, our desired model is that we pay 50% or less of the property value. Historically, we know that gives us significant upside if and when we have to reclaim the property and resell it, to be able to pay back our investors at our target return. For example, if we purchase at 50% of the property value and we are able to sell at 75% of value, we’d make a 25% markup, which allows the Manager to generate the desired returns to investors.

Once the Notes/Loans are purchased they are segmented by the Manager’s Asset Management Department. The Manager also looks at the loans on a macro and micro level and “Boards the Loans” with a servicing company. The Servicing Company is nationally licensed to be a debt collector and is the mediation expert which handles all incoming and outgoing phone calls, letters, monthly statements, payment collections and any legal issues that may arise such as foreclosures, deeds in lieu, missed payments, etc.

Our in-house Loss Mitigation Team, led by a former VP of a bank, helps with homeowner issues, payments and sees the Note/Loan to its final liquidation date. The Loss Mitigation Team also works in an advisory capacity where they give their expertise on what the best strategy for each Note/Loan should be based on their evaluation. Historically, our liquidation model is as follows: 60% of Notes/Loans acquired are liquidated quickly, 20% of Notes/Loans acquired will be reclaimed through Deeds in Lieu or Foreclosure and 20% of Notes/Loans acquired will be put into a re-performing status and held for monthly passive income which can be sold later, often for a higher mark-up.

Our Marketing Team also searches for active, qualified buyers. In addition, the Manager offers seminars and education where we teach and “home grow” our own buyers. These students are educated through our training platform, which makes it much easier for us to have buyers on hand when it’s time to sell at mark-ups. Not only have we been in the Mortgage Backed Securities business for over a decade, but we have written a best-selling book, have a nationally recognized Podcast, are contributing writers for The Billionaire Chronicle and speak globally on the topic in order to educate the marketplace.